SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2005

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

30 May 2005	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

Attached please find Matav Cable Systems Media Ltd, First quarter 2005 financial report, edited according to the Israeli securities authority regulations. This financial report was attached as part of Delek Investments Properties Ltd. (holder of 40 % in Matav) first quarter 2005 financial results, released on May 30, 2005.

MATAV – CABLE SYSTEMS MEDIA LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2005

IN NIS

UNAUDITED

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

	March 31,		December 31,
	2005	2004	2004
	Unaudited		Audited
	Reported NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,157	27,242	24,250
Short-term deposit	50	-	50
Trade receivables	78,807	83,008	75,458
Other accounts receivable	21,767	21,361	20,010

	101,781	131,611	119,768

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	117,992	72,100	101,736
Investment in limited partnerships	1,629	1,597	1,656
Rights to broadcast movies and programs	34,887	45,910	26,509
Other receivables	597	885	601
Investment in other company	-	16,241	-

	155,105	136,733	130,502

PROPERTY, PLANT AND EQUIPMENT:
Cost	2,153,126	2,050,836	2,119,060
Less - accumulated depreciation	1,328,036	1,188,156	1,293,549

	825,090	862,680	825,511

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	2,933	3,710	3,101

	1,084,909	1,134,734	1,078,882

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

	March 31,		December 31,
	2005	2004	2004
	Unaudited		Audited
	Reported NIS in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	469,564	413,374	465,339
Current maturities of debentures	33,904	33,634	34,005
Trade payables	112,516	108,735	104,282
Jointly controlled entity - current account	18,265	18,374	18,112
Other accounts payable	210,009	167,240	201,943

	844,258	741,357	823,681

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from banks and others	100,940	126,056	101,457
Debentures	33,220	66,101	33,201
Customers' deposits for converters, net of accumulated
amortization	19,251	24,974	20,279
Accrued severance pay, net	2,716	2,503	2,483

	156,127	219,634	157,420

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 1.00 par value - authorized:
100,000,000 shares at March 31, 2005 and 2004 and
December 31, 2004; issued and outstanding: 30,220,477
shares at March 31, 2005 and December 31, 2004 and
30,215,477 shares at March 31, 2004	48,899	48,893	48,899
Additional paid-in capital	375,538	375,527	375,538
Accumulated deficit	(339,913)	(250,677)	(326,656)

	84,524	173,743	97,781

	1,084,909	1,134,734	1,078,882

The accompanying notes are an integral part of the interim consolidated financial statements.

May 24, 2005 —————————————— Date of approval of the financial statements	—————————————— Meir Sarbernik Chairman of the Board	—————————————— Amit Levin Chief Executive Officer	—————————————— Tal Peres Chief Financial Officer

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,		Year ended December 31,
	2005	2004	2004
	Unaudited		Audited
	Reported NIS in thousands (except per share amounts)

Revenues	137,464	147,637	584,564

Operating expenses:
Depreciation	34,935	37,068	144,902
Other operating expenses	83,185	83,197	327,586

Total operating expenses	118,120	120,265	472,488

Gross profit	19,344	27,372	112,076

Selling, marketing, general and administrative expenses:
Selling and marketing	14,618	14,886	63,676
General and administrative	9,566	10,115	45,391

	24,184	25,001	109,067

Operating income (loss)	(4,840)	2,371	3,009
Financial expenses, net	(11,796)	(12,257)	(50,333)
Other income (expenses), net	143	(758)	(42,680)

Loss before taxes on income	(16,493)	(10,644)	(90,004)
Taxes on income	46	-	7,281

Loss after taxes on income	(16,539)	(10,644)	(97,285)
Equity in earnings of affiliates, net	3,282	3,639	14,301

Net loss	(13,257)	(7,005)	(82,984)

Net loss per NIS 1 par value of Ordinary share - NIS	(0.44)	(0.23)	(2.83)

Weighted average number of shares outstanding during the
period (in thousands)	30,221	30,215	29,360

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended March 31, 2005 (unaudited)
	Share capital		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount

Balance at the beginning of the
period	30,221	48,899	375,538	(326,656)	97,781

Net loss	-	-	-	(13,257)	(13,257)

Balance at the end of the period	30,221	48,899	375,538	(339,913)	84,524

	Three months ended March 31, 2004 (unaudited)
	Share capital		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount

Balance at the beginning of the
period	30,204	48,882	375,538	(243,672)	180,748

Exercise of stock options by
employees	11	11	(11)	-	-
Net loss	-	-	-	(7,005)	(7,005)

Balance at the end of the period	30,215	48,893	375,527	(250,677)	173,743

	Year ended December 31, 2004 (audited)
	Share capital		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount

Balance at the beginning of the
year	30,204	48,882	375,538	(243,672)	180,748

Exercise of stock options by
employees	17	17	-	-	17
Net loss	-	-	-	(82,984)	(82,984)

Balance at the end of the year	30,221	48,899	375,538	(326,656)	97,781

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended December 31,
	2005	2004		2004
	Unaudited			Audited
	Reported NIS in thousands

Cash flows from operating activities:

Net loss	(13,257)		(7,005)	(82,984)
Adjustments to reconcile net loss to net cash provided by
operating activities (a)	36,631	(*	34,860	204,244

Net cash provided by operating activities	23,374	(*	27,855	121,260

Cash flows from investing activities:

Short-term deposit	-		-	(50)
Investment in affiliated partnership Hot Telecom	(10,360)		-	(12,209)
Investment in limited partnerships	-		(29)	(88)
Purchase of property, plant and equipment	(40,584)		(14,992)	(95,217)
Proceeds from sale of property, plant and equipment	85		260	1,393
Collection of long-term loans granted for the purchase of
property, plant and equipment	-		-	278
Grant of capital note to affiliate	-		-	(68)

Net cash used in investing activities	(50,859)	(*	(14,761)	(105,961)

Cash flows from financing activities:

Exercise of stock options by employees	-		-	17
Receipt of long-term loans from banks and others	-		1,000	3,759
Repayment of long-term loans from banks and others	(94)		(5,003)	(45,965)
Redemption of debentures	-		-	(34,107)
Short-term bank credit, net	4,486		(19,797)	47,299

Net cash provided by (used in) financing activities	4,392		(23,800)	(28,997)

Decrease in cash and cash equivalents	(23,093)		(10,706)	(13,698)
Cash and cash equivalents at beginning of period	24,250		37,948	37,948

Cash and cash equivalents at end of period	1,157		27,242	24,250

*) Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended December 31,
	2005	2004		2004
	Unaudited			Audited
	Reported NIS in thousands

(a) Adjustments to reconcile net loss to net cash provided
by operating activities:

Income and expenses not involving cash flows:

Equity in earnings of affiliates, net	(5,896)		(5,293)	(22,652)
Depreciation and amortization	35,204		37,369	146,488
Deferred income taxes, net	2,566		1,654	8,351
Severance pay, net	233		397	377
Loss (gain) from:
Write-off of investment in non-marketable equity
securities	-		-	16,241
Sale of property, plant and equipment	10		(55)	197
Linkage differences on principal of debentures	(82)		(111)	1,467
Linkage differences on principal of long-term loans
from banks and other and accounts receivable, net	(680)		424	(1,097)

	31,355		34,385	149,372

Changes in operating asset and liability items:

Decrease (increase) in rights to broadcast movies and
programs	(8,378)	(*	2,971	8,418
Decrease (increase) in trade receivables	(3,349)		143	7,693
Decrease in affiliate - current accounts	153		684	422
Increase in other accounts receivable	(1,757)		(1,596)	(245)
Increase (decrease) in trade payables	14,135		(7,630)	9,717
Increase in other accounts payable	5,500		6,604	34,263
Decrease in customers' deposits for converters, net	(1,028)		(701)	(5,396)

	5,276	(*	475	54,872

	36,631	(*	34,860	204,244

(b) Non-cash activities:

Purchase of property, plant and equipment on credit	10,663		40,817	16,833

*) Reclassified.

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

These financial statements have been prepared in a condensed format as of March 31, 2005, and for the three months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2004 and for the year then ended.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board and in accordance with the Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements.

b.	Initial adoption of Accounting Standard No. 19 with respect to taxes on income:

On January 1, 2005, the Company adopted Accounting Standard No. 19, “Taxes on Income” (“the Standard”) of the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income and deferred taxes in the financial statements.

The major change promulgated by the Standard in relation to the accounting principles which were previously in effect is the recognition of deferred taxes for temporary differences relating to land.

The initial adoption of the provisions of the Standard did not have a material impact on the interim financial statements.

c.	Following are data regarding the exchange rate of the U.S. dollar:

As of	Exchange rate of U.S. dollar
N I S

March 31, 2005	4.361
March 31, 2004	4.528
December 31, 2004	4.308

Change during the period	%

March 2005 (three months)	1.2
March 2004 (three months)	3.4
December 2004 (12 months)	(1.6)

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	THE OPERATIONAL MERGER BETWEEN THE CABLE COMPANIES

In February 2003 the company and the other Cable Companies agreed on a final version of an agreement outlining the structure and conditions of the merger of the Cable Companies. To date, the final merger agreement has not yet been signed.

Prior to the merger, the Cable Companies shall need to reach an understanding with the major Israeli banks which are creditors of the parties to the merger. The merger must also receive approvals under applicable law, including the approvals of the Council, the Income Tax Commission, the Controller and by an Israeli court, after receiving the approvals of certain creditors and the relevant corporate bodies of the relevant parties. To date, approvals have been granted, subject to terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.

In March 2002, the Council granted an approval to the merger which was amended in February 2003.

The approval of the Controller to the merger was granted in April 2002 and is subject to a number of terms and conditions.

The Controller’s conditions to the merger )most of which already apply in light of the cooperation between the Cable Companies as described below and defined as the Operational Merger(, include, inter alia, conditions concerning: (1) separation between the cable infrastructure and the broadcasting activity of the merged companies; (2) allowing access to and use of cable broadcasting infrastructure to owners of licenses to operate CATV systems; (3) the ownership structures of the merged companies; (4) restrictions as to the purchase of content and interest in the channels; (5) provisions concerning non prevention of competitive infrastructures development; (6) restrictions on parties that are related to the merged companies, including in connection with acting as officers in the merged company and the transfer of business information; (7) the commitment to supply fixed telephony services to the public in Israel over the cable infrastructure that compete with those of Bezeq as detailed in the approval; (8) the provision of a bank guarantee (by all the Cable Companies) in the amount of 15 million dollars for the fulfillment of the Controller’s conditions.

On January 30, 2005, the Controller has issued an amendment to its previous approval to the merger of the Cable Companies from April 2002, as amended from time to time. According to the amendment, the Controller extended the validity of the approval to the merger until the earlier of January 29, 2006 or the date of the consummation of the merger. As part of the amendment, the controller revised some of the conditions to the approval, including, allowing the merged entity to hold means of control in four additional channels and amending the schedule set for the investment of NIS 350 million required by the merged entity as follows: not less than NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount that shall be required for the fulfillment of the business plan for the provision of telephony services, which fully compete with the telephony services of Bezeq. In addition, according to the amendment, the Controller increased the minimum number of subscribers to whom the merged entity is obliged to provide telephony services by the end of the consecutive years 2005, 2006 and 2007.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	THE OPERATIONAL MERGER BETWEEN THE CABLE COMPANIES (Cont.)

On January 30, 2005, the Controller also granted the three Israeli Cable Companies an exemption from the requirement to receive an approval of a “Restrictive Arrangement” as such term is defined under section 14 of the Restrictive Business Practice Law, in relation to the ongoing cooperation between the Cable Companies. Pursuant to the exemption, the Cable Companies may continue their cooperation in the multi-channel TV broadcasting operations, including marketing, content acquisition and content production, and in building infrastructure and providing fixed line telecommunication services including access to High Speed Internet and telephony. The exemption is granted for a period of one year, until January 30, 2006.

The Supervisor of the Banks at the Bank of Israel has not yet approved the merger and has expressed reservations due to certain limitations under Israeli Banking Laws. According to the position of the Supervisor, the merger of the Cable Companies and the formation of a merged cable entity constitutes a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of the Banks, regarding inter alia, the restriction on “Group of Borrowers”, as such term is defined in the “Proper Bank Management Directives”. The above position of the Supervisor has an impact on the issue of giving loans by banking corporations and as to the issue of allocation of the merged company debts, inter alia, to the major shareholder (directly and indirectly) of the Company.

Based on the aforesaid, and due to the difficulties arising from the position of the Supervisor of the Banks and the provisions of “Proper Bank Management Directives” there is no certainty whether the merger will be actually consummated and, if consummated, when it will actually occur and what will be its structure. The Company’s management is examining any and all alternatives in order to continue to maintain the existing cooperation between the Cable Companies, including as detailed below, the examination of possible acquisition of Tevel’s subscribers and assets in the multi channel television and access to High Speed Internet as detailed below.

The Operational Merger

Since April 2002, and in accordance with the approval of the Controller to the proposed merger, the Cable Companies have strengthened the cooperation between them and have gradually cooperated in most areas of their activities. Since October 2003 the joint activity is carried out under the brand name HOT.

In order to strengthen the cooperation among the Cable Companies, the Group, Tevel group and Golden Channels group agreed in June 2004 to perform an operational merger (the “Operational Merger”). To this effect, a joint management was appointed to oversee the Operational Merger of the marketing, sales, engineering, customer service, operations and information systems activities of the three Cable Companies (including those of Hot Telecom). The Company’s activity in the ordinary course of business in areas of the joint activities being held by the joint management of the Operational Mergeralthough material decisions are subject to the approval of the Board of Directors of the Company. The Cable Companies have agreed on the allocation of the expenses deriving from the joint activity.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	THE OPERATIONAL MERGER BETWEEN THE CABLE COMPANIES (Cont.)

The joint activity of the Operational Merger as detailed above, does not include transfer of assets from any of the Cable Companies to a merged entity or from any of the Cable Companies to another cable company and each of the Cable Companies, including the Company, remains the sole owner of its assets. Furthermore, the joint activity does not include transfer of liabilities towards third parties including, inter alia, banks and creditors.

Negotiations for the acquisition of the cable operations and assets of Tevel

In light of the above, the Company’s management examined the options available in order to continue and maintain the existing cooperation among the Cable Companies, including the possibility of purchasing the cable operations and assets of Tevel Israel International Communications Ltd. (“Tevel”). On November 11, 2004 and on November 23, 2004 the Company announced that it has concluded preliminary discussions regarding the acquisition by the Company of the assets of Tevel.

As of the date of the approval of the financial statements the Company has not signed a binding agreement with Tevel, and cannot be certain that this transaction will be completed, or if completed, on what timeframe or on what terms and conditions, including price.

NOTE 4:	–	CONTINGENT LIABILITIES

a.	Claims and petitions for approval of class actions:

1.	On April 22, 1999, a lawsuit and motion to approve the claim as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the Company who seeks approval as class action, thereby representing all of the members of the class allegedly included in such action.

In the claim, it is alleged that the Company constitutes a monopoly, and that it adversely exploits its position in the market, in a manner which is, or may be, damaging to the general public, inter alia, by setting and collecting unreasonable and unfair prices for the services it provides.

If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of reported NIS 1,387 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to reported NIS 360 million.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	CONTINGENT LIABILITIES (Cont.)

In addition, the subscriber is also claiming compensation with respect to the damages caused to all of the members included in the class action, if approved, from the date of filing the lawsuit to the date judgment is rendered. In addition, the petitioner is claiming for a mandatory injunction according to which the Company will be obliged to reduce the service fee, which it charges from its subscribers.

The Company filed an objection to the motion to approve the claim as a class action inter alia, on the grounds that the claim and the motion lack any merits, because of the fact that the petitioner has disregarded the high investments made in infrastructure and equipment, because of the fact that the franchise granted to the Company for CATV broadcasts, is limited in time, because of the fact that the comparisons made by the petitioner between the Company and foreign companies dealing in CATV broadcasts in countries where the situation is very different, are not relevant to the Company’s modus operandi, and because of the fact that the subscriber fees are subject to supervision and are highly regulated.

At the beginning of the hearing of the request, it was stated that the hearing of the request will be joined with similar requests that were filed against the Cable Companies Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, as detailed below).

After the unification of proceedings and pursuant to the arrangement reached by the parties and which was validated by the a court, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other Cable Companies).

On August 21, 2003, the Court rendered its decision thereby rejecting the arguments of the Company (and of the other Cable Companies) and determined that the expenses with respect to the proceedings will be taken into account upon the conclusion of the proceedings.

In that decision the Court has determined, among other things, that the immunity stated in article 6 to Torts Ordinance is not granted to the Cable Companies and that the decision of the Restrictive Trade Practices Court that was granted in the past does not constitute a binding precedent or Court’s ruling toward the petitioners in the said procedure. Nevertheless, according to a procedural settlement reached by the parties, the Court will have to rule on other issues and parties arguments which were detailed in the request to approve the claim as a class action and the responses of the Cable Companies in that issue.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	CONTINGENT LIABILITIES (Cont.)

In a pre-trial hearing held on November 26, 2003, it was determined that the hearing of the proceedings against the various Cable Companies will be separated and that the first to be heard is the request to approve a class action which was filed against the Company. The parties reached a procedural arrangement concerning the hearing according to which no examinations shall be conducted and each party shall submit its summations. According to said agreement, the summations on behalf of the petitioner were submitted on April 1, 2005 and the summations on behalf of the Company shall be submitted by June 1, 2005. The petitioner is entitled to submit a response to the Company’s summations by July 1, 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, since the claim and the motion to approve it as a class action, and the Company’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the outcome of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

2.	On August 28, 2002, a lawsuit and motion to approve the claim as a class action were filed against the Cable Companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks with the elapse of six years from the date on which the franchises were granted. The compensation requested from the Company amounts to about NIS 139 million, as of the date the claim was filed.

In view of a rejection of a claim identical in substance to this claim, the Company and Golden Channels have presented a request to dismiss the claim without prejudice. The petitioners presented a reply to the request to dismiss the claim without prejudice and the Company and Golden Channels presented their reply to the petitioners’ reply. In addition, the Company and Golden Channels presented a reply to the request to approve the Claim as a Class Action. The petitioner’s request to join the hearing as creditors of Tevel was dismissed by the court. No date was scheduled for a hearing.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	CONTINGENT LIABILITIES (Cont.)

3.	On December 3, 2002 a lawsuit and motion to approve the claim as a class action were filed by seven Israeli residents, who requested that their action be declared as representing 1,050,000 subscribers of the Cable Companies. According to the claim, the Cable Companies violated the terms of the approval given to them by the Council for the transmission of the pay sport channel, since they did not maintain certain programs in the original sport channel, which is part of the basic package, offered to subscribers. The petitioners requested the Court to instruct all three Cable Companies to compensate the subscribers by a total sum of NIS 302 million as of the date of the motion and by an additional sum of NIS 25 million for each month from the date the claim was filed up to the date judgment is rendered by the Court. The Company’s proportionate share based on the subscribers ratio as of the balance sheet date, is NIS 80 million, in addition to a monthly amount of NIS 6.7 million accumulating from the date the claim was filed until a ruling is rendered (the “Original Lawsuit”).

On May 27, 2004, the Court denied the motion to approve the claim as a class action. On July 5, 2004, the petitioners submitted an appeal to the Supreme Court. The parties submitted their summations. The date for a hearing of the appeal in the Supreme Court of the appeal in the Supreme Court is set to January 9, 2006.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the appeal. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements. The amount of the Original Lawsuit was calculated by the petitioners based on the number of subscribers of each of the Cable Companies at the date the claim was filed.

4.	On February 8, 2005, the Company received notice of a lawsuit and motion to approve the claim as a class action (the “Lawsuit” and the “Motion” accordingly).The lawsuit and the motion were filed against the Company by an Israeli resident in the Tel Aviv-Jaffa District Court. The motion alleges, among other things, that the Company has misled consumers within the framework of a certain sales promotion campaign in 2001, thereby violating the Israeli Consumers Protection Law. According to the motion, the damages owed to the petitioner are in the amount of NIS 1,574 (equates to approximately $ 357) and the aggregate damages to the class are indeterminable at this stage, because the number of other potential petitioners is not known to the petitioner.

The Company noted that the motion relates to the same subject matter of an indictment that was filed in March 2003 in the Netanya Magistrate Court against the Company and certain of its officers for violation of the Israeli Consumers Protection Law. The officers were dropped from the indictment and in November 2003, the court approved a plea bargain, pursuant to which the Company admitted the facts in an amended indictment and paid an insignificant fine.

On May 15, 2005, the Tel Aviv-Jaffa District Court approved the request filed by the parties and rendered a judgment according to which the claim was stricken.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	CONTINGENT LIABILITIES (Cont.)

b.	Other claims:

1.	a.	In July – September 1999, Tevel and Golden Channels and Co. (“Golden Channels”) entered into license agreements with the major studios (Columbia, Fox and Warner Bros. International Television Distribution (“Warner”) to purchase contents (the “Agreements”). The contents were broadcasted, inter alia, in channels “HOT 3” and “HOT Movies”, which are produced by Hot Vision for the Cable Companies, and for the pay channels- “HOT Drama”, “Hot Action”, “Hot Fun” and “Cinema Prime”, which are produced by Avdar Silver Industries Ltd. (“Avdar”) for the Cable Companies.

Agreements were entered into by and between Tevel, Golden Channels and Hot Vision, according to which, broadcasting rights for the above contents, were provided to Hot Vision. In addition, agreements were entered between Avdar and the Cable Companies, pursuant to which the broadcast rights for the above pay channels were placed with Avdar.

On November 27, 2002, Warner filed a lawsuit against Tevel in the District Court in California seeking, inter alia, a monetary compensation of $ 17 million (“Warner Lawsuit”). Warner contends that the agreement between Warner and Tevel dated July 13, 1999, pursuant to which Tevel acquired from Warner the rights to broadcast films, was breached and consequently terminated by Warner.

Following the Warner Lawsuit and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv (the “Court”) a motion to instruct Warner, inter alia, to take any measures necessary to discontinue the Warner Lawsuit (in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the Court and based on the proof of debt submitted by Warner to the trustee under the same cause of action (“the Trustee’s Motion”)).

On February 10, 2003, the Court rendered its ruling in favor of the Trustee’s motion and dismissed Warner’s position (although a “Blocking Order” as this term is defined in the Civil Procedure Regulations 1984, was not granted). The Court determined, inter alia, that Warner instituted unlawful proceeding in the United States under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered its decision of Warner’s proof of debt, according to which, it rejected the majority of the said proof. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on June 24, 2003, Warner filed an amended appeal on the trustee’s decision relating to the matter of the proof of debt.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	CONTINGENT LIABILITIES (Cont.)

On October 21, 2003, the Supreme Court dismissed Warner’s appeal with respect to the Court’s ruling dated February 10, 2003, subject to the rights of Warner and the Trustee to raise arguments as to the issue of the applicable law with respect to the proceeding of the proof of debt within Warner’s appeal on the trustee’s decision. In addition, the Court instructed Warner to file an amended appeal in order to include the argument with respect to the applicable law.

The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which proved the debt for Warner in the amount of $ 182 thousand only) and proved Warner a debt in the aggregate of $ 17 million and alternatively $ 12 million.

On September 1, 2004, the Court dismissed the amended appeal with respect to the proof of debt determining that the Warner’s appeal contradicts the law and its entire substance is nothing but an attempt to generate high profit in an unjust and extraordinary manner at the expense of the ordinary creditors of Tevel. In view of the extraordinary circumstances and the scope of litigation, the Court ruled that Warner shall pay Tevel expenses and legal fees.

On October 5, 2004, Warner filed an appeal with the Supreme Court. Simultaneously, Warner filed, on that very day a motion for stay of performance with respect to the ruling dated September 1, 2004, with the Court and an urgent motion for hearing the said motion. On October 5, 2004, the Court rendered a ruling according to which, the facts referred to in the motion for stay of performance were not supported by an affidavit and it was further determined that the motion is inappropriate to be heard ex parte and the case shall be scheduled for hearing. In addition, the court, instructed that the trustee shall take into consideration the fact that a motion for the stay of performance proceeding was filed. On November 24, 2004, a reply to the motion for stay of performance was filed on behalf of the Trustee and on January 17, 2005 a reply on behalf of the Official Receiver was filed.

On February 9, 2005, the Court rendered its ruling in the matter of the motion for stay of performance. The court indicated that the prospects of Warner’s appeal to prevail are remote, however, due to the concern that if the stay of performance is not granted the factual situation shall be irreversible (in the event that a decision in the appeal shall be rendered in favor of Warner) and in order not to completely nullify the appeal, the court instructed that until a ruling in the appeal is rendered the trustee shall hold up an amount of $4 million, which is necessary for dividend distribution to Warner, if the Court shall render a judgment in favor of Warner in the appeal. The stay of performance is contingent upon a deposit of a bank guarantee by Warner in the amount of NIS 2 million to secure the creditors’ damages. The said amount was imposed in addition to the guarantees that may be determined by the Supreme Court as a prerequisite for hearing the appeal.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	CONTINGENT LIABILITIES (Cont.)

The hearing of the appeal in the Supreme Court is scheduled to September 19, 2005.

In the opinion of Tevel’s management, based on the opinion of its legal advisors, the prospects of Warner’s appeal on the ruling of the district court, are remote.

b.	On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, a monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as detailed in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least $ 16 million in addition to expenses. In addition, among others, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held in March 2003. The court rejected all of the motions for preliminary injunctions. The evidential hearing for the complaint and the counterclaim was held during January 2004 and in February 2004 the parties filed their summations. In Warner’s post trial brief it requested compensation in the amount of approximately $ 25 million. Golden channels requested compensation in the amount of approximately $ 3.8 million.

On September 29, 2004, the district court in Los Angeles, California, ruled in favour of Warner. The district court awarded Warner damages in the amount of approximately $19.3 million (excluding attorney fees) and rejected Golden Channels’ counterclaims in the matter. The Court originally entered judgment for Warner in the amount of $19 million. It subsequently granted Golden’s motion to amend the judgment to deduct $0.6 million in tax certificate damages, and Warner’s motion to add $0.65 million in prejudgment interest. Following amendment, the judgment awarded Warner damages of approximately $19.3 million, $0.2 million in costs, and approximately $2.2 million in attorney’s fees and other costs, for a total judgment amount of approximately $21.7 million (the “Final Amended Judgment”).

On March 7, 2005, Golden Channels filed a notice of appeal, pursuant to which, it appeals to the Unites States Court of Appeals for the Ninth Circuit from the Final Amended Judgment, including other prior orders and decisions granted by the Court.

On March 21, 2005 Warner filed a notice of cross appeal pursuant to which, it appeals to the United States Court of Appeals for the Ninth Circuit from the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest, as reflected in the Final Amended Judgment, including all orders and decisions pertaining thereto that are or may be merged into the Final Amended Judgment.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	CONTINGENT LIABILITIES (Cont.)

Pursuant to an agreement among the Israeli cable television operators (including Golden Channels, Tevel and the Company) and Hot Vision (see below), the Company is required to indemnify Golden Channels (through Hot Vision) for approximately 26.5% of the damages awarded to Warner, which will actually be paid by Golden Channels amounting at the maximum to approximately $ 5.8 million.

In light of the abovementioned and taking into consideration the additional interest and legal costs that may be incurred by Golden channels, Hot Vision included in its financial statements as of March 31, 2005 a provision of NIS 94 million (see below).

c.	On or about the filing date of the lawsuits detailed in sections 1 and 2 above, Warner forfeited letters of credit it was granted by Golden Channels and Tevel in the amount of $ 5 million each.

Further to the above lawsuits and a demand made by Tevel and Golden Channels, Hot Vision’s board of directors resolved that, in principle, Hot Vision shall bear the amounts borne or to be borne by Tevel and Golden Channels with respect of the forfeiture of letters of credit, as detailed above, and in respect of the aforesaid agreements with the major studios, including their termination and related expenses and/or in respect of legal proceedings taken, subject to indemnification by its shareholders to cover these amounts.

On June 30, 2003, Hot Vision and the Cable Companies signed an agreement for the indemnification of Hot Vision relating to all of the amounts that it shall bear in connection with the debt to the major studios and expenses associated with the management of the above legal procedures (the “Indemnification Agreement”). According to the Indemnification Agreement, the Cable Companies are committed, one towards the other, to jointly finance through Hot Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented until the date of the financial statements against certain of the Cable Companies as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or terminated with the major studios –regarding content which was provided to channels “HOT 3” and “HOT Movies”. As for the pay channels (“Hot Drama”, “HOT Action”, “Hot Fun” and “Cinema Prime”), it was agreed that the amounts shall be paid directly to Tevel.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	CONTINGENT LIABILITIES (Cont.)

According to the Indemnification Agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements, including the amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the legal proceedings. The Indemnification Agreement stipulates, inter alia, that each of the Cable Companies shall pay Hot Vision sums, according to its relative share in the market, of the amounts that shall be actually paid by Tevel and/or Golden Channels with respect to their debt to the major studios and expenses associated with the management of the legal procedures in connection with “Hot Movies” and/or “HOT 3".

The indemnification does not include amounts that are payable by the Cable Companies to Tevel and/or Golden Channels through Hot Vision and Avdar for purchase of content to channels “HOT 3” and “HOT Movies” and to the pay channels (“Hot Drama”, “HOT Action”, “Hot Fun” and “Cinema Prime”).

The indemnification Agreement further stipulates that the commitments of the Cable Companies shall be revoked in the following cases: (1) if the Cable Companies release Hot Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channel and the Company merge into another cable company (the “Merged Company”) and the Merged Company assumes, in writing and without any condition, the commitments of all of the Cable Companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the Merged Company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision’s obligations under the Indemnification Agreement.

In light of the abovementioned, the Company included in the financial statements for 2004 its relative share in the provision recorded by Hot Vision in the amount of NIS 24.7 million (includes additional amounts as mentioned above). During the reported period, the Company included in the financial statements financial expenses in the amount of NIS 0.6 million as linkage differences plus interest.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- CONTINGENT LIABILITIES (Cont.)

2.	In December 31, 2003, Eshkolot – The Israeli Artists Society for Performers’ Rights Ltd., or Eshkolot, filed a lawsuit in the District Court of Tel Aviv-Jaffa against the Company and the other Cable Companies for certain payments, for temporary and permanent injunctions, and to give instructions to Tevel’s trustee. Eshkolot claims that, since January 1, 2003, the cable television operators broadcast programs in violation of the rights of Israeli performers held by Eshkolot since such broadcasts were made without Eshkolot’s consent and without payment of royalties. In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to receive a usage payment of NIS 8.5 million as compensation for 2003 royalties (net of payments already transferred to Eshkolot), and that, from now on in each year the cable companies will have to pay this amount including linkage differentials and to update such royalties relative to increases in the number of broadcasting minutes of protected performances. Additionally, Eshkolot requested to oblige the Cable Companies to pay the maximum statutory compensation, as set in the Copyrights Law, in the total amount of NIS 24.3 million. Eshkolot also requested a permanent injunction order against the cable companies that will prohibit the broadcast of protected performances employing performers’ rights held by Eshkolot, unless expressly authorized by Eshkolot.

Further, the Court was requested to give a temporary injunction to prohibit the Cable Companies from broadcasting performances employing performers’ rights held by Eshkolot, unless an advance express written authorization from Eshkolot is received, until the hearing and the decision in Eshkolot’s primary claim for compensation for violating performers’ rights and in the request for the permanent injunction against the Cable Companies.

On May 13, 2004, the court approved the parties’ notice of arbitration and the case was forwarded to arbitration with instructions to strike the lawsuit with no order for expenses.

The statement of complaint on behalf of Eshkolot, in the arbitration, was filed on June 25, 2004. The amount of the claim, which significantly exceeds the amounts that were paid previously to Eshkolot by the Cable Companies pursuant to the agreement that was valid until 2002, is NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004-2006. Eshkolot argues that this is the “appropriate royalty” as implied in the Performers and Broadcasters Rights Law – 1984, which is to be paid each year.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	CONTINGENT LIABILITIES (Cont.)

The statement of defense on behalf of the Cable Companies was filed on August 3, 2004. In the statement of defense, the Cable Companies refute Eshkolot’s arguments, inter alia, concerning the scope of the use of its repertoire and claim that in view of the various developments in the communications market in Israel, and particularly in view of entering of competitors to the market such as Yes – the amount of the royalties paid to Eshkolot should be decreased. It is further argued that Eshkolot is not the owner of rights in certain musical works, which it refers to within its claim, since the performing artists exclusively assigned their rights to production companies. The Company also claims that Eshkolot misused its monopolistic powers in the market, in order to impose unreasonable prices on its consumers.

On January 30, 2005 Eshkolot requested the Cable Companies to pay an interim payment in the amount of NIS 11.5 million for the years 2003 – 2005 (in addition to the payment in the amount of NIS 3.5 million). On February 15, 2005 the Cable companies replied Eshkolot and declined said request. On February 25, 2005 the parties submitted a request to delay the arbitration proceedings including, inter alia, the decision regarding the said request, in order to enable them to conduct negotiations. The negotiations between the parties have not yet been concluded.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is impossible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

3.	On April 11, 2005 the Israeli Records and Cassettes Federation (the “Federation”) filed in the District Court of Haifa a claim against the Company and the other Cable Companies as well as a request for payment of temporary royalties. The Federation seeks to represent the Israeli record companies as well as foreign record companies that impressed musical compositions on records and compact disks, which the Cable Companies broadcast.

The Federation seeks a permanent injunction that shall prohibit the Cable Companies to use the compositions, which are included in the Federation’s repertoire. The Federation further notified the Court that it shall be willing to withdraw the claim for permanent injunction subject to payment by the Cable Companies of the license fees in the amount demanded by the Federation or determined by the Court

The Federation contemplated that since March 15, 2004 the Cable Companies broadcast programs in violation of the rights held by the Federation, due to the fact that the agreement between the Cable Companies and the Federation terminated on December 31, 2002 as well as the temporary license rendered by the Federation to the Cable Companies in order to negotiate and execute a new agreement. The Federation claims that although the Cable Companies acknowledge its rights they continue to use the compositions included in the Federation’s repertoire and violate the Law.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	CONTINGENT LIABILITIES (Cont.)

The Federation noted that it reserves the right to request a preliminary injunction. The Federation further noted its consent that the Court shall render a judgment in way of granting the operative legal ruling without furnishing any reasoning. In addition the Federation informed the Court of its consent to arbitration proceedings. The Court is further requested to instruct the Cable Companies to pay the Federation interim royalties until a judgment is rendered. The Federation presented two main models in respect of the calculation of the royalties as follows: (a) payment in the amount of 0.26% – 0.3% of the income of the Cable Companies (plus VAT); (b) payment of yearly royalties in a fixed sum per subscriber (plus VAT).

The Federation requested the Court to oblige the Cable Companies to pay permanent royalties in the sum of $ 2 per each subscriber that does not receive the audio channels or $ 5 per each subscriber that receives the audio channels.

The Cable Companies shall submit the response to the request for payment of temporary royalties and the statements of defense by June 6, 2005. The date of the hearing was set on July 6, 2005.

The Cable Companies are studying the claim and the request in order to file their response and statement of defense.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

4.	Mechanism to charge Hot Telecom for usage and maintenance fees with respect of the cable network:

The Cable Companies have not yet established a mechanism to charge Hot Telecom for usage and maintenance fees of the network. Therefore, Hot Telecom’s management cannot assess at this stage the scope and date of the said charge. Hot Telecom’s financial statements do not include usage fees costs and network maintenance fees.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	SUBSEQUENT EVENTS

a.	On April 20, 2005, the Company has exercised its option to participate in the share buyback of Partner Communications Company Ltd. (“Partner”), together with Elbit Ltd., Eurocom Communications Limited and Polar Communications Limited. At the closing of the transaction, the Company sold to Partner 7,783,444 ordinary shares of Partner for total consideration of approximately NIS 250 million. The Company expects to recognize on this sale a capital gain (net of tax impact) of approximately NIS 115 million. The Company currently holds 1,884,926 Ordinary shares of Partner (approximately 1.2% of the share capital of Partner), almost all of which are subject to transfer restrictions under Partner’s communications license.

As a result of a decrease in the shareholding in Partner and effective as of April 2005 the investment in Partner shall be presented in the Company’s financial statements, in accordance with generally accepted accounting principles, at cost accounting basis.

b.	On July 29, 2004, Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”) submitted a petition for the granting of orders nisi and for the granting of an interim order, against the Government of Israel, the Minister of Communications and the Minister of Finance (“the Respondents”) and against Hot Telecom as a formal respondent.

The petition was based on an amendment to the Communications Regulations (Bezeq and Broadcasting) (Payments for Interconnection), 2000 (the “Interconnection Regulations”), specifically on interim Regulation No. 10. This regulation sets a “Bill and Keep” arrangement which applies between Bezeq and Hot Telecom as follows:

In regulation 10 to the interconnection regulations, Bezeq and the internal operator (except for a unique internal operator and Bezeq) will not make payments to each other for reciprocal communication links as stated in the aforesaid regulation, and each of them will bear their costs in this respect, all of which is if the following cumulative conditions are met:

1.	Two years have not yet elapsed from the (the date on which the internal operator commenced providing telephony services on a commercial basis, as the Minister of Communications informed the concerned license holders) (November 25, 2004).

2.	The difference between the total minutes of traffic originating in the internal operator’s aforesaid network and their destination being the internal operator network of Bezeq and the total minutes of traffic originating in the internal operator’s network of Bezeq and their destination being internal operator’s aforesaid network does not exceed 1,050,000,000 minutes of traffic.

Subsequent to a preliminary hearing of the petition, and after the Bezeq (Royalties) Regulations, 2001 was amended in a way that ensured that Bezeq may set off the loss of income, the petitioner filed an amended petition.

During a preliminary hearing of the amended petition, which was held on April 14, 2005, and in accordance with the Court’s recommendation Bezek withdrew the petition.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	SUBSEQUENT EVENTS (cont.)

c.	According to the immediate report of Clal Industries and Investments Ltd. during May 2005, Barak I.T.C. (1995) – The International Telecommunications Services Corp. Ltd. (“Barak”) (of which 10% of its shares are held by the Company, the investment of which was fully written down during 2004), its shareholders and Clal Industries and Investments Ltd. (which holds approximately 72% of the share capital of Clalcom Ltd., which holds approximately 44% of Barak’s share capital) principally agreed to the reorganization of Barak’s share capital structure and debt in view of the financial difficulties experienced by Barak and due to its inability to repay the principal and interest of the debentures which had been issued by it.

In accordance with the above understanding which has not yet been executed in an agreement, and which requires various approvals, Clal Industries and Investments Ltd and/or Clalcom Ltd. (“Clal”) together with Barak will provide a total of approximately $ 40 million in cash to be paid to the holders of the debentures as follows:

1.	A total of approximately $ 7.7. million to be paid by Barak upon the execution of a memorandum of understandings between the parties.

2.	A total of approximately $ 32.3 million to be transferred by Clal provided that Clal’s holding rate in Barak’s share capital exceeds 95%.

3.	The remaining principal balance of the debentures, following said provisions, in an amount of approximately $ 65 million will bear annual interest of 10% starting March 2005.

As of the balance sheet date, the parties are negotiating on the terms of the memorandum of understandings and thereafter execution of a detailed agreement.

In the context of the said understanding, the Company is entitled to participate in approximately 18.5% of the total funds to be provided, under similar terms to those described above. The management of the Company has not yet reached a decision regarding its rights pursuant to the above understanding.

d.	On May 26, 2005 the company announced that it is delaying the implementation of its previously announced plan, as mentioned in the annual financial statements for December, 2004, to terminate its SEC registration, NASDAQ listing and its American Depository Receipt (ADR) program.

The board of directors of the company will re-examine the timing of such termination in the next few months.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	–	INFORMATION ABOUT BUSINESS SEGMENTS

	Three months ended March 31, 2005 (unaudited)
	Internet	Cable Television	Total consolidated
	Reported NIS in thousands

Segment revenues	15,359	122,105	137,464

Segment results	7,917	(12,757)	(4,840)

	Three months ended March 31, 2004 (unaudited)
	Internet	Cable Television	Total consolidated
	Reported NIS in thousands

Segment revenues	15,601	132,036	147,637

Segment results	5,684	(3,313)	2,371

	Year ended December 31, 2004 (audited)
	Internet	Cable Television	Total consolidated
	Reported NIS in thousands

Segment revenues	65,659	518,905	584,564

Segment results	28,457	(25,448)	3,009